Roth Capital Partners, LLC

888 San Clemente Drive

Suite 400, Newport Beach,

CA 92660

United States

VIA EDGAR

December 19, 2017

Mengyao Lu, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Edwin Kim, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iClick Interactive Asia Group Limited

Registration Statement on Form F-1, as amended (Registration No. 333-221034)

Registration Statement on Form 8-A (Registration No. 001-38313)

Ladies and Gentlemen:

We hereby join iClick Interactive Asia Group Limited (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 6:00 p.m., Eastern Daylight Time on December 21, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated December 18, 2017, through the date hereof:

Preliminary Prospectus dated December 18, 2017:

60 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron Gurewitz
Name:	Aaron Gurewitz
Title:	Head of Equity Capital Markets

[Signature Page to Underwriters’ Acceleration Request]